

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2026

Andrew Goldberg
Chief Executive Officer and President
Achieve Life Sciences, Inc.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

    Re: Achieve Life Sciences, Inc.
          Registration Statement on Form S-3
          Filed May 12, 2026
          File No. 333-295798

Dear Andrew Goldberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chelsea Anderson, Esq.